April 30, 2019

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	German American Bancorp, Inc.
Registration Statement on Form S-4 filed April 19, 2019, as amended by Amendment No. 1 thereto filed April 29, 2019
File No. 333-230961

Dear Mr. Gessert:

In accordance with Rule 461 under the Securities Act of 1933, as amended, German American Bancorp, Inc. hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 1:00 p.m. (EDT) on Thursday, May 2, 2019, or as soon as practicable thereafter.

Please contact Bradley C. Arnett of Bingham Greenebaum Doll LLP at (513) 455-7611 with any questions you may have regarding this request. In addition, please notify Mr. Arnett by telephone when this request for acceleration has been granted.

Sincerely,

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Bradley M. Rust
Bradley M. Rust, Executive Vice President and Chief Financial Officer

cc:	Bradley C. Arnett, Esq., Bingham Greenebaum Doll LLP
Jeremy E. Hill, Esq., Bingham Greenebaum Doll LLP
Caryn F. Price, Esq., Wyatt, Tarrant & Combs, LLP